EXHIBIT 99.1

Seabridge Gold Inc.

Report to Shareholders
Quarter Ended June 30, 2011

Recent Highlights
•  New Preliminary Economic Assessment completed for Courageous Lake
•  KSM Preliminary Feasibility Study identifies higher throughput scenarios with significant potential economic benefits
•  Continued exploration at KSM yields positive results
•  Private placement/royalty partnership completed with Royal Gold Inc. for KSM
• Agreement reached to sell early-stage Nevada exploration properties

Courageous Lake Preliminary Economic Assessment: Attractive Economics as Good Grade Trumps Location
In June, Seabridge announced the results of a new independent Preliminary Economic Assessment (“PEA”) for its 100%-owned Courageous Lake project located in the Northwest Territories. The 2011 PEA confirms that the FAT deposit at Courageous Lake represents an excellent economic opportunity in the current environment. Capital and operating costs have increased significantly from the 2008 PEA, as expected, but these increases are more than offset by a larger and higher grade resource, extended mine life and higher gold price assumptions, resulting in a substantial improvement in projected economic value for the deposit. Infill drilling, engineering studies and environmental work are now underway to raise the PEA to the level of a Preliminary Feasibility Study (“PFS”) in early 2012, resulting in the conversion of resources to proven and probable mineral reserves.

The independent consultants have continued with earlier conclusions that an open-pit mining operation, with on-site processing, is the most suitable development scenario. A base case scenario was developed for the project incorporating a 17,500 tonnes per day operation (6.4 million tonnes per year throughput), resulting in a projected 16 year operation with average annual production of 383,000 ounces of gold at a life of mine average cash operating cost of US$599 per ounce recovered (US$536 in years 1 to 5) . Start-up capital costs for the project are estimated at US$1.26 billion, including a contingency of US$192 million. The total cost of gold production (including cash operating costs and initial and sustaining capital costs over the life of the mine) is estimated at US$850 per ounce.

At a gold price of US$1089 per ounce (the 3 year trailing average gold price at May 24, 2011), the base case has a US$1.4 billion pre-tax net cash flow, a US$427 million net present value at a 5% discount rate and an internal rate of return of 9.3%, all of which are substantially higher than the base case results from the 2008 PEA. At US$1527 gold (the spot price on May 24, 2011) and at the then Cdn$/US$ exchange rate of 1.025, the total pre-tax net cash flow more than doubles that of the base case to US$3.5 billion, the net present value at a 5% discount rate almost quadruples to US$1.6 billion and the internal rate of return nearly doubles to 18.1%. The key advantage for Courageous Lake is an average gold grade above 2 grams per tonne, considerably higher than the similarly-sized Osisko Mining Corp. and Detour Gold Company’s open pit deposits located in eastern Canada.

The 2011 PEA also identifies two opportunities that could significantly improve the overall project economics. First, the current design incorporates a combination of diesel and wind generated power resulting in a projected power generation cost of Cdn$0.179 per kilowatt hour which is nearly 30% lower than power generation by diesel fuel alone. Seabridge is evaluating nearby potential hydro-electric sources which would also provide reliable, sustainable and lower-cost clean energy source and significantly reduce the requirement for diesel fuel at the site. Secondly, access to the project under the current design is by winter road, which is open less than three months per year during which almost all of the project`s supplies are transported to site. The Tibbitt to Contwoyto Winter Road Joint Venture proposes extending winter road use by at least another month with a 150 km extension from the permanent road access at Tibbitt Lake to Lockhart Lake camp. While this would result in some reduction in both operating and capital costs for Courageous Lake, an all-season access road from the Bathurst Inlet would provide considerably more benefit to Courageous Lake economics. Seabridge will be investigating these options in the Courageous Lake PFS.

An Updated PFS for KSM Sets the Table for Expansion
In June, Seabridge filed the updated independent PFS for its 100% owned KSM project located in northern British Columbia, Canada. The updated PFS identifies two different scenarios for expanding throughput, both of which would have a substantial positive impact on project economics according to preliminary estimates.

Results of the updated PFS included:

•	Proven and probable reserves of 38.5 million ounces of gold, 10.0 billion pounds of copper, 214 million ounces of silver and 257 million pounds of molybdenum.
•	Projected mine life of 52 years (2.2 billion tonnes of reserves at a throughput of 120,000 tonnes per day).

•	Estimated base case cash operating cost of US$105 per ounce during first 7 years of mine life.
•	Base case capital payback to 6.6 years or 13% of mine life.
•	Base case total net cash flow of US$16.2 billion and a NPV at 5% of US$2.6 billion

The updated PFS envisages an open-pit mining operation at 120,000 tonnes per day (tpd) of ore fed to a flotation mill which would produce a combined gold/copper/silver concentrate for transport by truck to the nearby deep-water sea port at Stewart, B.C. and shipment to a Pacific Rim smelter. Extensive metallurgical testing confirms that KSM can produce a clean concentrate with an average copper grade of 25%, making it readily saleable. A separate molybdenum concentrate and gold-silver dore would be produced at the KSM processing facility

In the updated PFS, the independent consultants provided two alternative production scenarios to the designed 120,000 tonnes per day throughput. The first alternative involves increasing the throughput rate by 50% to 180,000 tonnes per day commencing in Year 9 through a plant expansion funded by additional capital (expanded throughput scenario). The second alternative involves a 15% increase in throughput starting in Year 4 using existing plant equipment (incremental throughput scenario).

The designed throughput of 120,000 tpd is the industry standard start-up capacity for large tonnage copper and copper-gold projects (even when reserves are large enough to justify greater rates of production) because it is the practical limit for developing the necessary working space for sufficient ore production to feed the plant in the early years of an open pit mine. Planned expansion comes later as mining capacity increases, allowing the project economics to be improved with a higher throughput. Examples of projects that were originally built at 100,000 to 140,000 tpd throughput and have been, or will be, expanded include Escondida, Cerro Verde and Batu Hijau.

In the expanded throughput scenario, the ore production rate is increased by 50% (180,000 tonnes per day) starting in Year 9 through a plant expansion funded by additional capital of US$982 million expended during Years 7 and 8 (i.e. after initial capital recoupment). Additionally, operating costs were updated for the increased throughput and timing of the sustaining capital was adjusted to reflect the shorter mine life.

Operating at a throughput rate above name-plate design is normally achieved at large mining operations. These production increases usually result from: (i) operator experience gained over time; (ii) conservative design factors used by engineers during feasibility; and (iii) grinding equipment sizes selected for the harder than average ore units expected as feed to the plant. At KSM, the grinding circuit will accommodate the harder ore which comes from the Sulphurets pit. The ore from the Mitchell, Kerr and Iron Cap pits is softer.

In the incremental throughput scenario, the ore production rate is increased by 15% (to 138,000 tonnes per day) in Year 4 using the existing plant equipment. Additional capital of US$19 million was applied in Year 3 to prepare the plant for the additional throughput. Additionally, operating costs were updated for the increased throughput and timing of the sustaining capital was adjusted to reflect the shorter mine life.

The following table compares the projected economic improvements of the expanded and incremental throughput scenarios to the 120,000 tonne per day base case scenario:

	Base Case	Expanded Case	Incremental Case
Metal Prices: Gold ($/ounce) Copper ($/pound) Silver ($/ounce) Molybdenum ($/pound)	$1,069 $3.04 $18.12 $17.35
Annual Throughput (tonnes per day)	120,000	180,000 (+50% in Year 9)	138,000 (+15% in Year 4)
Additional Capital	n.a.	$982 million (Years 7-8)	$19 million (Year 3)
Mine Life	52 years	37 years	45 years
Net Present Value @ 5%	$2.6 billion	$3.4 billion (+31%)	$3.5 billion (+35%)
Internal Rate of Return	9.2%	10.2% (+11%)	10.6% (+15%)
Life-Of-Mine Operating Costs (per ounce of gold produced)	$231	$204 (-12%)	$194 (-16%)

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KSM Exploration: Reserves Continue to Grow as Gold Grade Improves
A $5.1 million exploration program is now underway at KSM targeting higher grade material favorably located for early production, which could enhance the project`s already robust economics. The 2011 program is designed to upgrade approximately three million ounces of higher grade inferred gold resources at the Sulphurets and Kerr zones to proven and probable reserves. These resources are currently classified as waste in the updated KSM PFS.  Drilling this summer will also test the down-dip extension of the higher grade breccia zone at Mitchell. This material could potentially be exploited cost-effectively in an underground panel caving operation which is now under study.

The first seven holes drilled this year at Sulphurets have exceeded expectations with wide intersections containing gold grades well above the KSM average. This material should increase reserves and could be exploited in the earlier years of production which would enhance its economic impact. Assay results of the initial seven holes drilled this year at Sulphurets are as follows:

Hole ID	Total Depth (m)	From (m)	To (m)	Thickness (m)	Au g/T	Cu %
S-11-34	255.0	5.00	69.60	64.60	1.28	0.13
		79.00	109.00	30.00	0.97	0.12
		136.00	166.50	30.50	0.60	0.16
S-11-35	618.0	4.10	47.00	42.90	1.26	0.35
		137.00	153.00	16.00	0.55	0.15
		374.00	453.00	79.00	1.12	0.50
		465.00	530.90	65.90	1.08	0.73
		538.00	562.00	24.00	1.01	0.85
		570.00	592.00	22.00	0.73	0.54
S-11-36	231.0	9.95	41.00	31.05	0.68	0.17
		93.00	121.00	28.00	0.55	0.17
		153.00	169.00	16.00	0.60	0.16
S-11-37	270.0	18.00	57.00	39.00	0.72	0.09
		77.00	102.00	25.00	0.68	0.02
		130.25	148.80	18.55	0.89	0.16
S-11-38	330.0	16.20	64.00	47.80	0.55	0.19
		118.70	135.00	16.30	0.72	0.03
		164.00	186.00	22.00	1.54	0.21
S-11-39	561.0	361.00	504.00	143.00	0.51	0.37
S-11-40	288.0	11.00	37.00	26.00	0.79	0.05
		63.00	79.00	16.00	0.76	0.11
		119.00	166.00	47.00	0.71	0.06

Geotechnical drilling is now underway in the Mitchell deposit to confirm requirements for a cost-effective underground panel caving operation which is currently under review. Panel caving deeper portions of the Mitchell deposit could improve production grades and substantially reduce both stripping ratios and waste rock storage requirements. Additional drilling at Sulphurets and Kerr will also be completed later this season.

Royal Gold Transaction: A Partnership to Advance KSM
In June, Seabridge completed a private placement with Royal Gold Inc. whereby Royal Gold purchased 1,019,000 common shares of Seabridge at C$29.44 per share (US$30.39), totaling C$30 million in cash. The purchase price for the shares was equal to a 15% premium over the volume weighted average trading price of Seabridge shares on the TSX for the five day trading period ending June 14, 2011. In connection with the private placement, Seabridge granted Royal Gold an option to acquire a 1.25% Net Smelter Royalty (“NSR”) on all gold and silver production from KSM for C$100 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions. Seabridge granted Royal Gold an 18 month option to acquire an additional C$18 million in Seabridge common shares that would be priced at a 15% premium over the market price at the time of subscription. If exercised, this additional investment in Seabridge shares would provide Royal Gold an option to acquire a further 0.75% NSR on all gold and silver production from KSM for an additional C$60 million on the same conditions as the 1.25% NSR.

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The partnership with Royal Gold is an important step in moving KSM towards final feasibility. The interests of Seabridge and Royal Gold are aligned with both companies wanting to find the right partner or purchaser to build and operate a mine at KSM when the time is right. The C$30 million private placement provides the funding needed to pursue the substantial upside opportunities noted above, such as expansion of throughput and underground mining opportunities.

Unlocking the Value in Non-Core Assets
In keeping with its plan to unlock value for its shareholders on its non-core assets, in June Seabridge entered into a letter of intent with Wolfpack Gold Corp. whereby Seabridge will sell Wolfpack its early stage Nevada exploration projects. Under the agreement, Seabridge will option to Wolfpack its Castle Black Rock, Four Mile Basin and Liberty Springs projects for an up-front payment consisting of 1,434,000 common shares of Wolfpack, plus additional future minimum share payments of 10,516,000 common shares of Wolfpack. The actual number of Wolfpack common shares to be issued to Seabridge is subject to upward adjustment, based on the future value of Wolfpack’s common shares, thereby providing Seabridge a minimum value for these properties. In addition to the option properties, Seabridge will sell to Wolfpack its interests in 25 additional Nevada early-stage exploration properties for 4,072,500 Wolfpack common shares. The transaction with Wolfpack is expected to close following completion of Wolfpack’s initial public offering.

The Gold Market
In our last report in early May, we suggested that investors buckle up in preparation for a run in the gold price. Events have unfolded as expected. Gold has now established its own path as the premier vehicle for the preservation of wealth independent of currencies and other asset classes (whether commodities, equities or bonds). The decision in early August by the Swiss and Japanese central banks to intervene in the markets to weaken their currencies has served notice that strong currency alternatives to gold will not be tolerated. And gold is once again the preferred reserve asset of the world`s central banks: South Korea, Thailand and Kazakhstan joined the ranks of buyers in the last 30 days.

Our anticipation of a gold price surge was based on the assessment that markets were about to overturn three of their most cherished assumptions: (1) that there was a sustainable economic recovery in the developed economies, particularly the U.S.; (2) that western countries would be able to return to fiscal balance without default; and (3) that central banks would be able to rein in the excess liquidity they have created through enormous expansion of their balance sheets. The real facts are now working their way into the consciousness of investors…that there is no sustainable recovery, no resolution of the sovereign debt crisis without default and the certainty of additional quantitative easing from central banks. We believe these perceptions will shape markets for the next several years. In our view, gold will maintain its upward trajectory until these perceptions change.

Default is the only option

The central issue in the western economies remains debt. Excess public and private debt incurred to support unsustainable levels of consumption (rather than productive, wealth-generating investment) is now choking growth by impairing balance sheets and claiming too large a share of income. Current sovereign debt levels can never be repaid. Government unfunded liabilities add a further enormous future burden. Default is the only option, accompanied by a substantial reduction in the western world`s standard of living as well as a shift in political philosophies from nanny state redistribution to private sector investment. Too many resources and too much time have been wasted on wrong priorities. The world economy must now go through a period of consolidation in which the poor choices made over the past 30 years are paid for. In this slow-to-no-growth environment, sovereign debtors will not be able to outgrow their liabilities.

In past economic recessions, the problem was an excess of private debt which was painfully but quickly resolved through the process of bankruptcies, write-downs and reorganizations, whether corporate or personal. This time around, thanks to the theory that governments and central banks should act to avoid the painful cleansing of economic recessions and financial dislocations, the debt loads got much bigger as a percentage of GDP. The answer to every problem was more liquidity, more cheap credit, which amounted to a central bank license to speculate without fear. Financial institutions engaged in `innovation` which increased leverage and reduced intelligent oversight. The `bust`, when it finally came, was of monumental proportions. Rather than let it play out in a massive deflationary spiral of debt repudiation, governments and central banks nationalized the liabilities. The financial system was bailed out, private debts were taken onto the public books, sovereign debt was issued in enormous quantities and central bank balance sheets were sent skyward. A potential deflationary spiral was temporarily halted by a deluge of newly printed money and financial instruments. A problem of debt was met by more of the same. A very big problem is now bigger and there is no longer a larger balance sheet to pass it on to.

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Underneath every economic crisis is a failed economic theory. In this case, the failure is Keynesian. How many times have you heard financial commentators remind you that consumption is 70% of the economy and that economic slowdowns require loose monetary conditions to stimulate demand, because end demand is what drives economic growth. This thinking is our greatest bankruptcy. As the U.S. example demonstrates, consumption drives imports (not growth) and cheap credit drives speculation (not investment).

Savings finance capital investment, ultimately leading to the build out of a country's productive and competitive capacity that generates job and wage growth. Consider how savings have funded the development of countries such as Chile, Brazil and a number of Asian economies, evidence of just how powerful incentivizing savings can be for an economy. But since the early 1980s, the substitute for savings in the U.S. was credit. The savings rate ultimately fell to zero (where it remains, as government deficits more than offset increases in corporate and personal savings). Loose monetary policy facilitated the largest credit expansion on record.  Proliferation of credit led to a strange form of GDP `growth` in the U.S. over the last 12 years which generated no net addition to jobs. The current employment crisis began long ago with the failure to save and invest in factories, education and infrastructure. To make things worse, the banking sector has "consumed" valuable public assets in the current cycle by shifting its bad debts to the taxpayer. Meanwhile, tax policy and low interest rates continue to favor consumption over savings.

It only remains to be seen if inevitable default will come by way of repudiating debt or destroying its value in nominal currency terms. We believe the near unanimous choice for the developed countries will be default by currency debasement…making the debt worth less. The unprecedented August 9 announcement by the Federal Reserve promising to freeze short term interest rates at zero for the next two years could not be a clearer signal on where central banks are headed. In this process, currency will cede its function of storing wealth to gold. We believe those who have their savings and pensions in the dollar-euro-yen-denominated world will suffer huge losses in real terms.

The intractability of the current crisis is well illustrated by the recent debt ceiling debate in Washington. The first casualty of this debate was language. The `cuts` included in the new legislation are not cuts…they are small reductions in the rate of increase in federal government expenditure and most of that will only take place later this decade. After months of rancorous disagreement, the result was to postpone any real cuts. The direct consequence is that S&P downgraded U.S. treasury debt.

With the economy weakening, outstanding debt will accelerate due to lower tax revenues and higher support payments under existing programs. In its already frightening deficit projections, the Congressional Budget Office assumes completely unrealistic rates of increase for economic growth, revenues and expenses. The most recent CBO budget projections (January, 2011) assume that over the next five years (2011-2016) U.S. government revenue will grow at a compound annual rate of 11.4%, expenses by 3.9% and real GDP by an astounding 3.2%...compounded annually. These are the numbers on which both parties negotiated the debt ceiling deal. Those deficit projections are therefore about to get much more frightening, to the point where they will overwhelm the policy stances of both parties. In our view, we will either see massive real cuts in both entitlements and defense spending as well as significant increases in taxes or a much lower dollar with consumer price inflation that will take your breath away. We expect inflation.

QE as far as the eye can see

U.S. monetary policy will be even more aggressive in the months ahead. QE3 is inevitable. It is notable that within days of the end of QE2, equity markets fell, just as they did when QE1 came to a close. Since the Federal Reserve has made it clear that it is targeting equity markets, enough new money will be printed to turn the markets around and ensure a higher level of general price inflation, thus implementing the next stage of default by debasement. Huge dollar swap lines will likely be reinstated to meet the liquidity requirements of the world`s financial system and to ensure the safety of America`s money market funds which have much of their assets in European bank paper. It is curious to imagine how a Tea Party-dominated Congress will respond to the Fed.

Europe, of course, has its own set of problems. The Euro Zone (EZ) has dithered its way into the contradictory policies of forcing austerity on its weakest member countries (the so-called PIIGS) while simultaneously loading them up with additional debt they cannot repay from the European Financial Stability Facility (EFSF) to avoid near-term default. The EFSF is an emerging European Treasury Department, a fiscal authority financed and run by Germany to match the EZ monetary authority which is the European Central Bank (ECB). The EFSF is expecting to be empowered to issue bonds backed by the 17 economies of the EZ and then lend these funds to member states at interest rates well below the market rates that these states would otherwise borrow at, if they have access to markets at all. The borrowers are required to enact specific austerity programs in order to qualify for the loans. Austerity is meant to bring debt-to-GDP ratios down in the long term but it risks driving these countries into deeper recession which only makes them more insolvent. Where is the logic in lending more money to insolvent debtors?

This kick-the-can policy may yet be overturned. The EFSF--which is expected to be the bailout fund for the latest Greek rescue-- needs to be approved this September by all the parliaments that participate in the EZ.  Opposition to this plan is growing in the north. Even if it is approved, the EFSF is not of sufficient size to bail out Spain and Italy, should they require it, and the bond and CDS markets for these countries have suggested that they might indeed be next. The EFSF is essentially a method for conferring Germany`s credit rating to the indigent southern EZ members. But Germany`s debt-to-GDP ratio is already at 82.3% (98.6% for the U.S.) and its economy is considerably smaller than Italy and Spain combined. Demands on the EFSF may well be a bridge too far for the overburdened Germans.

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The European Central Bank is equally odd. It has hiked interest rates as growth has slowed in order to project an image of probity but meanwhile has bought the bonds of the PIIGS and accepted downgraded PIIGS debt at par from commercial banks to save them from ruin. In early August, to address the seizing up of inter-bank credit markets, the ECB advised that its previously announced suspension of bond purchases and special lending programs to banks had never really happened and that all-but-free six-month money was available to banks for the asking. This announcement was then followed quickly by another…to buy Italian and Spanish bonds aggressively. We do not see these purchases being sterilized. The ECB does not call this QE. We do.

The ECB`s balance sheet is more impaired than that of the U.S. Federal Reserve and its current leverage is estimated to be well above 100 to one (55 to one for the Fed). A small write-down of Greek debt would probably require it to seek fresh capital. Therefore, defaults and write downs must be avoided. The large European commercial banks which the ECB backstops are extremely undercapitalized compared to their American counterparts as they rely almost exclusively on short-term funding. The 90 biggest banks in Europe collectively face an estimated Euro5.4 trillion in principal loans coming due over the next 24 months. We believe this debt can only be rolled over if the ECB backs these banks and there are no sovereign or major commercial bank defaults in the EZ. Meanwhile, deposits flee PIIGS commercial banks and European bank stocks have collapsed.

We believe that the ultimate decision, perhaps only weeks away, will be to monetize the sovereign debt of the PIIGS on a very large scale in order to preserve the Euro Zone. We believe the totals will eclipse by far the Fed`s QE 1&2. Formal default for a member country is not an option under the EZ charter and would give rise to an enormously complex series of problems.

Not the return of 2008

Is this 2008 all over again? Investors are asking this question as markets tumble. Will we once again see the U.S. dollar scream higher amid fears of deflation and a liquidity crunch while everything else collapses? We do not think so. Confidence in the U.S. dollar has surely been shaken and there are no comparably deep and liquid currency markets to replace it as a safe haven. In 2008, markets did not know how the authorities would respond to the crisis (remember Lehman Brothers and the failed TARP vote in Congress) or whether the means existed to flood the world with liquidity. Now it is known. In 2008, gold recovered its losses and closed up on the year. This time around, we expect it will continue upward and outperform all alternatives including the dollar as the monetary authorities predictably respond to panic with massive money creation more quickly and more precisely than three years ago. It has already begun. There will be no Lehman moment this time. The next challenge will not be deflation but its opposite, and we believe gold will reach levels that cannot easily be imagined.

Will gold equities finally begin to follow the gold price and separate from other equities? We think this may in fact prove to be an important inflection point for gold stocks. Institutional investors are hugely underweight gold in their portfolios. We believe that they may now find undervalued gold shares to be irresistibly attractive.

Financial Results
For the three month period ended June 30, 2011, the Company reported a net loss of $8.1 million or $0.20 per share compared to a net loss of $1.6 million or $0.04 per share in the comparable quarter of 2010. The $8.1 million loss in the second quarter of 2011 included a $7.1 million charge relating to stock based compensation and included the fair value expense on options that were granted in 2008 but did not vest until June 2011. The Company’s working capital position, at June 30, 2011, was $58.1 million up from $32.0 million at the end of 2010.  Cash and short-term deposits at June 30, 2011 totaled $60.7 million.

On Behalf of the Board of Directors,
Rudi P. Fronk
President and Chief Executive Officer
Toronto, Canada

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Forward-Looking Statements
In this report, we are making statements and providing information about our expectations for the future which are considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. These include statements regarding the proposed production scenarios in respect of our principal projects and our view of the gold market. We are presenting this information to help you understand management’s current views of our future prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws. This information is based on a number of material assumptions, and is subject to a number of material risks, which are discussed in our  MD&A contained in this document under the headings “Risks and Uncertainties” and “Forward Looking Statements”. We also refer shareholders to the more comprehensive discussion of forward-looking information in our Annual Information Form filed on SEDAR at www.sedar.com and our Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

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SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2011

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SEABRIDGE GOLD INC.

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Seabridge Gold Inc. and its subsidiary companies for the three and six months ended June 30, 2011 and 2010. This report is dated August 11, 2011 and should be read in conjunction with the unaudited consolidated financial statements for the same period and the Management’s Discussion and Analysis included with the Audited consolidated Financial Statements for the Year Ended December 31, 2010.  The Company also published an Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml both for the year ended December 31, 2010.  Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.  As the Company has no operating project at this time, its ability to carry out its business plan rests with its ability to sell projects or to secure equity and other financings.  All amounts contained in this document are stated in Canadian dollars unless otherwise disclosed.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company is designed to provide its shareholders with exceptional leverage to a rising gold price.  The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own.  The Company will either sell projects or participate in joint ventures towards production with major mining companies.  During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico.  As the price of gold has moved higher over the past several years, Seabridge has commenced exploration activities and engineering studies at several of its projects.  The Company sold the Noche Buena project for US$25 million in December 2008 and residual interests therein for US$10.1 million in 2010.  Seabridge’s principal projects include the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Adoption of International Financial Reporting Standards (“IFRS”)
The accompanying unaudited consolidated financial statements for the three and six months ended June 30, 2011 and their respective comparative periods are prepared by the Company in accordance with IAS 34 Interim Financial Reporting, IFRS 1 First time adoption of IFRS and the accompanying policies the Company expects to adopt in its consolidated financial statements as at and for the year ending December 31, 2011. Canadian public companies, effective for fiscal years commencing on or after January 1, 2011, are required to move from reporting under Canadian generally accept accounting principles (“GAAP”) to IFRS.

Results of Operations
For the three month period ended June 30, 2011, the Company reported a net loss of $8.1 million or $0.20 per share compared to a net loss of $1.6 million or $0.04 per share in the comparable quarter of 2010. On a six-month basis, the Company reported a net loss of $12.6 million ($0.30 per share) in the current year versus $1.6 million ($0.04 per share) in the corresponding 2010 period. In the current periods, the Company’s corporate and general expenditures were significantly higher and mainly related to the grant date fair value recognition of stock based compensation. In particular, 515,000 options granted to senior management and directors in 2008 and 550,000 options granted to senior management and directors in 2010.

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The 2008 grant of options to senior management and directors were approved by shareholders in 2009 but remained subject to a performance vesting conditions related to a significant transaction at one of the Company’s two major projects (KSM or Courageous Lake) or the acquisition of a majority interest in the Company. Prior to 2011, the Company did not record any compensation costs related to these options as there was no indication that a significant transaction was probable. During 2011, the Company entered into an option agreement with Royal Gold Inc. for a 1.25% Net Smelter Return (“NSR”) royalty on KSM’s gold and silver sales contingent on the optionee subscribing for $30.0 million of shares in the Company at a 15% premium to market prices. The exercise price of the NSR option is the lower of $100 million or US$125 million. As the vesting criteria were met on the closing of the combined NSR option and the financing, the options were fully vested and their fair value of $3.0 million was charged to the statement of operations.

The 2010 grant of 550,000 options to directors of the Company were approved by shareholders in the current year.  These options vest subject to either the completion of an agreement to joint venture or sell one of the Company’s two major projects or a transaction resulting in a change of control of the Company or the Company’s shares closing on the Toronto Stock Exchange at $40 or higher for ten consecutive days.  A portion ($2.9 million) of the total estimated fair value of these options, taking into account the probability of the Company’s shares closing on the Toronto Stock Exchange at $40 or higher for ten consecutive within the five year term, of $7.0 million has been charged to the statement of operations in the current year.  The balance of the fair value will be expensed over the remaining implied service period of the options.

The comparative quarter did not include a significant value for stock based compensation as outstanding options at the time had either fully vested or, as in the case of the 515,000 options, no expense had been recognized. For the three month ended June 30, 2010, approximately half of the $1.6 million loss was attributable to $887,000 of accrued bonuses issued to management determined subsequent to the revised calculated mineral reserves at the KSM project. The six month period ended June 30, 2010, corporate and general expenditures also included these bonus payments and reflect the reduced employee costs charged to the statement of operations in 2011, as there were no bonuses awarded in the current year. The variance from the current six month period is offset somewhat by the addition of senior personnel in the Company. Other items contained within corporate and administrative costs are comparable in the two six month reporting periods of 2011 and 2010. There are currently no plans in place that would lead to significant fluctuation in these costs in the coming quarters.

Although general and administrative costs have increased due to corporate travel and promotional costs in the current quarter, other charges recorded in corporate and administrative expenses remain relatively comparable in the two quarterly periods. General and administrative costs are not expected to increase over current spend levels.

The Company has recognized comparable interest income in the current and prior year’s second quarter as, throughout the two periods, approximately the same amount of cash and short-term investments were held in its treasury. Yields on short-term interest bearing investments are slightly higher in the current year versus 2010 but marginally so. As it is unlikely that interest rates will significantly increase in the near term and as cash balances diminish through spending on exploration and studies, interest income levels should drop in the coming quarters.

The Company recorded negligible foreign exchange gains and losses in the current three and six month periods versus a gain of $1.2 million, recorded in 2010 which was principally attributed to foreign exchange on the conversion of the funds received from our US dollar equity financing into Canadian dollars.

10

Quarterly Information
Selected financial information for the first quarter of 2011 and each of the quarters for fiscal 2010 and 2009 (2011 and 2010 amounts are per IFRS, with 2009 amounts under GAAP):

	2nd Quarter Ended June 30, 2011	1st Quarter Ended March 31, 2011
Revenue	$ Nil	$ Nil
Profit (Loss) for period	$(8,112,000)	$(4,477,000)
Basic profit (loss) per share	$(0.20)	$(0.11)
Diluted profit (loss) per share	$(0.20)	$(0.11)

	4th Quarter Ended December 31, 2010	3rd Quarter Ended September 30, 2010	2nd Quarter Ended June 30, 2010	1st Quarter Ended March 31, 2010
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Profit (Loss) for period	$5,670,000	$(495,000)	$(1,562,000)	$8,000
Basic profit (loss) per share	$0.14	$(0.01)	$(0.04)	$-
Diluted profit (loss) per share	$0.14	$(0.01)	$(0.04)	$-

	4th Quarter Ended December 31, 2009	3rd Quarter Ended September 30, 2009	2nd Quarter Ended June 30, 2009	1st Quarter Ended March 31, 2009
Revenue	$ Nil	$ Nil	$ Nil	$ Nil
Profit (Loss) for period	$(1,269,000)	$(1,135,000)	$(1,278,000)	$(997,000)
Basic profit (loss) per share	$(0.03)	$(0.03)	$(0.03)	$(0.03)
Diluted profit (loss) per share	$(0.03)	$(0.03)	$(0.03)	$(0.03)

The profit for the fourth quarter of 2010 was largely due to the $10.2 million profit from the sale of the residual interests in the Noche Buena project in Mexico net of related income taxes of $3.1 million.

Mineral Interest Activities
During the six months ended June 30, 2011, the Company incurred expenditures of $16.6 million (on an accrual basis) on mineral interests compared to $9.4 million in the comparable period of 2010. Approximately 60% of these costs ($9.7 million) were attributable to work completed at KSM and include significant engineering, environmental and metallurgical costs incurred to complete the updated preliminary feasibility study. The revised study demonstrates a higher NPV with enhancements to cash flows, reserves and mine life. As mentioned above, in the quarter ended June 30, 2011, the Company entered into an agreement providing Royal Gold Inc. an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for the lesser of C$100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the same party subscribing for shares of the Company at a 15% premium over the market price of the Company’s shares. As the 15% premium was derived from the option agreement for the NSR, $3.9 million ($3.84 per share for 1,019,000 shares) has been recorded as a recovery of carrying value of the KSM project.

Expenditures approximating 35% ($5.9 million) of the year-to-date spend relates to work completed at Courageous Lake. The costs are associated with the recently completed preliminary assessment of the project. The study predicts a 16 year mine life with average annual gold production of 383,000 ounces of gold and points to an estimated pre-tax NPV of US$1.6 billion.

11

Liquidity and Capital Resources
On June 29, 2011 the Company closed a private placement financing of 1,019,000 common shares at $29.44 per share raising gross proceeds of $30.0 million. As mentioned above, the purchase price for the shares was equal to a 15% premium over the market price of the Company’s shares. The subscriber also has an option to subscribe for an additional $18.0 million of shares of the Company at a price equal to a 15% premium over the then market price of the shares, and in doing so, would hold an additional option to purchase an additional 0.75% NSR on the gold and silver sales of KSM. The option to subscribe for the additional shares expires in December 2012. The Company has, to date, not received an indication that the option for additional shares will be exercised.

In March 2010, the Company closed a prospectus financing in the United States and Canada and raised gross proceeds of US$65.8 million ($67.9 million) through the issuance of 2,875,000 common shares and in December 2010, sold its residual interests in the Noche Buena project for $10.2 million before income taxes of $3.1 million.

The Company’s working capital position, at June 30, 2011, was $58.1 million up from $32.0 million at the end of 2010.  In addition to the above mentioned financing, the Company received $3.5 million from the exercise of stock options. Cash and short-term deposits at June 30, 2011 totalled $60.7 million. At December 31, 2010, the Company also had an $11.0 million two year bank guaranteed investment which has been included in the cash and short-term deposits in the current period.

Outlook
During 2011, the Company plans to continue to advance its two major gold projects, KSM and Courageous Lake with the objective of either disposing of either or both of the projects or entering into joint venture arrangements with major mining companies to advance them towards production.  The Company has entered into an arrangement to dispose of the Grassy Mountain project and has entered into agreements to effectively dispose of several secondary assets in Nevada and Oregon while maintaining a position in their upside potential.

Internal Controls Over Financial Reporting (“ICFR”)
There were no changes in the Company’s ICFR that occurred during the period beginning on April 1, 2011 and ending on June 30, 2011 that has materially effected, or is reasonably likely to materially affect, the Company’s ICFR.  The changeover to IFRS did not have a material effect on ICFR.

Shares Issued and Outstanding
At August 11, 2011, the issued and outstanding common shares of the Company totalled 42,399,185.  In addition, there were 2,241,000 stock options granted and outstanding (of which 1,430,000 were not exercisable).  Assuming the exercise of all outstanding options, there would be 44,640,185 common shares issued and outstanding.

Related Party Transactions
Compensation of directors and key management personnel:

12

($000’s)	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
Compensation of directors:
Directors fees	96	71	43	37
Consulting fees	32	29	18	14
Stock-based compensation	2,038	-	1,429	-
	2,166	100	1,490	51

Compensation of key management personnel:
Salaries and consulting fees	816	905	437	651
Stock-based compensation	6,745	69	4,870	35
	7,561	974	5,307	686
Total remuneration of directors and key
management personnel	9,727	1,074	6,797	737

Changes in Accounting Standards
International Financial Reporting Standards (“IFRS”)
In February 2008, the Canadian Institute of Chartered Accountants (the “CICA”) announced that Canadian Generally Accepted Accounting Principles “GAAP” for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The CICA announcement also stated that the IFRS to be used for financial statement purposes were those in effect as at December 31, 2011 and therefore the Company’s financial reporting for the first three quarters of 2011 and any public disclosures prior to December 31, 2011 will be based on the Company’s expectations of IFRS as at the subsequent date of December 31, 2011. While it is not expected that IFRS will change significantly prior to December 31, 2011, there is no assurance that IFRS will not change.

As at January 1, 2011, the Company commenced reporting under IFRS and this Management’s Discussion and Analysis and the accompanying Unaudited Consolidated Financial Statements for the Three Months Ended June 30, 2011 are reported under IFRS. The changes to IFRS have not had an impact on the cash flows or the controls of the Company.

IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to the deficit account unless certain exemptions are applied. Based on current and expected future IFRS, the Company has made the following accounting policy decisions and made the following adjustments to its opening balance sheet at January 1, 2010 and to its financial reports during the balance of 2010:

Asset Retirement Obligations and Asset Retirement Costs
Under current IFRS, the amortization of the discount (accretion) is shown as a financing cost, rather than as an operating cost as required under GAAP.

Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date of IFRS.  The impact on transition to IFRS, resulted in an increase to the asset retirement obligations and asset retirement costs and an increase in the deficit account.  At January 1, 2010, the mineral interests account was increased by $3,458,000 for the asset retirement costs, reclamation liabilities were increased by $2,091,000 and the deficit account was reduced by $1,367,000.  The 2010 accretion expense on reclamation liabilities, charged to the statement of operations, has been reduced by $128,000 ($32,000 per quarter).

13

Effective December 2010, the Company completed an independent update of the reclamation liabilities on the Red Mountain project and as a result the present value of the liabilities was reduced by $1,108,000 under Canadian GAAP and under IFRSs a further amount of $1,368,000 which amounts reduce both the retirement cost in the mineral interests and retirement obligations accounts.

Exploration and Evaluation
The Company has the option to retain its existing policy or to adopt a new accounting policy.  The Company has elected to retain its current policy with some enhancements.

Stock Options
The Company has the option to apply the requirement of IFRS 2 share-based payments to equity instruments that were granted after November 7, 2002 and vested before January 1, 2010 or apply the requirements of IFRS 2 only to share-based payments that were not vested as of January 1, 2010.  The Company has elected to apply the requirements of IFRS 2 to share-based payments that were not vested as of January 1, 2010.

Foreign Non Monetary Assets and Liabilities
The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency.  Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

The Company set up a deferred tax liability with a corresponding charge to the deficit account in the amount of $279,000 at January 1, 2010 and subsequently made adjustments thereto.

Flow-through Shares
Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits.

Risks and Uncertainties
The following discussion on risks and uncertainties should be read in conjunction with documentation contained in the Company’s Annual Information Form filed on SEDAR at www.sedar.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

Metal Prices
Factors beyond the control of the Company affect the price and marketability of any gold or other minerals discovered.  Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, faith in paper currencies, global or regional consumption patterns, speculative activities and worldwide production levels.  The effect of these factors cannot accurately be predicted.  However, as the Company is highly leveraged to the price of gold, fluctuations in the gold price should have an even greater impact on the price of the Company's shares.

Uncertainty of Mineral Resources and Mineral Reserves
The Company reports mineral resources and mineral reserves in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Mineral resources and mineral reserves have been prepared in accordance with the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy and Petroleum Classification System.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, including Industry Guide 7 under the US Securities Act of 1933.

14

The statements of mineral resources and mineral reserves disclosed by the Company are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Such estimates necessarily include presumptions of continuity of mineralization which may not actually be present.  Market fluctuations and the prices of metals may render mineral resources and mineral reserves uneconomic.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The Company’s mineral projects are in various stages of development, and only the Company’s KSM project contains mineral reserves.    The Company’s ability to put these properties into production will be dependent upon the results of further drilling and evaluation.  There is no certainty that expenditure made in the exploration of the Company’s mineral properties will result in identification of commercially recoverable quantities of ore or that ore reserves will be mined or processed profitably.  The mineral resources and mineral reserves have been determined and valued based on assumed mineral prices, cut-off grades and operating costs that may prove to be inaccurate.  Extended declines in market prices for minerals may render portions of the Company’s mineralization as uneconomic and result in reduced reported mineralization.  Greater assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine at each of these projects is likely to be economic, but such studies remain subject to the same risks and uncertainties.

Exploration and Development Risks
The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, none of the Company’s properties have a known body of commercial ore.  Major expenses may be required to establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation.  Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs.  The Company has limited experience in the development and operation of mines and in the construction of facilities required to bring mines into production.  The Company has relied and may continue to rely upon consultants for development and operating expertise.  The economics of developing mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined and fluctuations in the price of minerals produced.  Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.  Although precautions to minimize risk will be taken, processing operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Mineral Deposits and Production Costs
Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade of any ore ultimately mined may differ from that indicated by drilling results.  Short-term factors relating to ore reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations.  There can be no assurance that any gold, copper or other minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale heap leaching.

15

Currency Exchange Rate Fluctuation
The minerals present in the Company's projects are sold in U.S. dollars and therefore projected revenue of its projects is in U.S. dollars.  The Company’s material properties are located in Canada and therefore its projected expenses for developing its projects are in Canadian dollars.  The prefeasibility report and preliminary assessments on the KSM and Courageous Lake projects use a U.S. dollar value for all projected expenses by converting projected Canadian dollar expenses into U.S. dollars.  To the extent the actual Canadian dollar to U.S. dollar exchange rate is less than or more than these estimates, the profitability of the projects will be more than or less than that estimated in the preliminary assessments, respectively (if the other assumptions are realized).

Financing Risks
The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further exploration and development of its projects or to fulfill its obligations under any applicable agreements.  The exploration of the Company’s mineral properties is, therefore, dependent upon the Company’s ability to obtain financing through the sale of projects, joint venturing of projects, or equity financing or other means.  Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s mineral properties, as well as the possible loss of such properties.  Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock.  These financings may be on terms less favorable to the Company than those obtained previously.  The Company has stated that its business plan is to increase gold ounces in the ground but not to go into production on its own.

Uninsurable Risks
In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Competition
The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Environmental and other Regulatory Requirements
The Company's potential mining and processing operations and exploration activities are subject to various laws and regulations governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, are necessary prior to operation of properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

16

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

To the best of the Company's knowledge, the Company is operating in compliance with all applicable environmental regulations.

Political Risk
Properties in which the Company has, or may acquire, an interest are, or may be, located in areas of Canada or the United States which may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups claiming title to land.  The Company’s material properties are in British Columbia and the Northwest Territories of Canada and are in areas with a First Nations presence.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as tax laws, business laws, environmental laws, native land claims entitlements or procedures and mining laws, affecting the Company’s business in those areas.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities.  In many cases mine construction and commencement of mining activities is only possible with the consent of the local First Nations group and many companies have secured such consent by committing to take measures to limit the adverse impact to, and ensure some of the economic benefits of the construction and mining activity will be enjoyed by, the local First Nations group.

Foreign Operations
During 2010, the Company had interests in certain properties located in the United States and in Mexico.  Foreign properties, operations and investments may be adversely affected by local political and economic developments, including exchange controls, currency fluctuations, changes in taxation laws or policies as well as by-laws and policies of the United States, Mexico and Canada affecting foreign trade, investment and taxation.

Limited Operating History: Losses
The Company to date has limited experience in mining or processing of metals.  The Company has experienced, on a consolidated basis, losses in most years of its operations.  All activities have been of an exploration and development nature.  There can be no assurance that the Company will generate profits in the future.

Critical Accounting Estimates
Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its, mineral properties and related deferred exploration expenditures as well as the value of stock-based compensation and provision for environmental restoration.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

Provisions for environmental restoration are calculated at the present value of the expenditures expected to be required to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. Changes in estimates of ultimate costs of environmental remediation obligations, the timing of the costs and discount rates could significantly affect financial results.

17

The factors affecting stock-based compensation include estimates of when stock options and compensation warrants might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors, including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The Company used historical data to determine volatility in accordance with the Black-Scholes model. However, the future volatility is uncertain and the model has its limitations.

The recoverability of the carrying value of mineral properties and associated deferred exploration expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production or the proceeds of disposition thereof.

Forward Looking Statements
The consolidated financial statements and management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

August 11, 2011

18

SEABRIDGE GOLD INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED JUNE 30, 2011

MANAGEMENT’S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated financial statements of Seabridge Gold Inc. for the three and six months ended June 30, 2011 have been prepared by management and approved by the Board of Directors of the Company.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Financial Position
(Expressed in thousands of Canadian dollars)
(Unaudited)

			December 31,	January 1, 2010,
	Note	June 30, 2011	2010 (note 17)	(note 17)
Assets
Current assets
Cash and cash equivalents	4	1,351	1,044	285
Short-term deposits	4	59,302	29,712	9,002
Amounts receivable and prepaid expenses		935	3,131	466
Marketable securities	5	2,665	1,929	797
		64,253	35,816	10,550
Non-current assets
Long-term guaranteed investment	4	-	11,000	-
Convertible debenture	6	783	1,078	-
Mineral interests	7	142,573	130,730	94,672
Reclamation deposits	8	1,549	1,550	1,552
Property and equipment		26	48	85
Total non-current assets		144,931	144,406	96,309
Total Assets		209,184	180,222	106,859
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	9	6,158	3,725	1,376
Income taxes payable		-	44	34
		6,158	3,769	1,410
Non-current liabilities
Income taxes payable		78	78	137
Deferred income tax liabilities		616	624	279
Provision for reclamation liabilities	10	1,951	1,938	4,347
Total non-current liabilities		2,645	2,640	4,763
Total liabilities		8,803	6,409	6,173

Shareholders’ equity	11	200,381	173,813	100,686
Total liabilities and shareholders’ equity		209,184	180,222	106,859

Contingencies and Commitments (note 16)
The accompanying notes on pages 6 to 27 form an integral part of these consolidated financial statements.

These financial statements were approved by the board of directors and authorized for issue on August 11, 2011 and were signed on its behalf:

Rudi P. Fronk	James S. Anthony
Director	Director

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of Canadian dollars except common share and per common share amounts)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2011	2010	2011	2010
Corporate and administrative expenses	12	(8,191)	(1,805)	(12,513)	(2,822)
Accretion on reclamation liabilities		(7)	(17)	(13)	(34)
Interest income	13	135	139	267	180
Unrealized loss on convertible debenture		(28)	-	(341)	-
Foreign exchange (losses) gains		(4)	71	3	1,169
Loss before income taxes		(8,095)	(1,612)	(12,597)	(1,507)
Income tax expense		(17)	50	8	(47)
Loss for the period		(8,112)	(1,562)	(12,589)	(1,554)

Other comprehensive income (loss), net of
income taxes:
Unrecognized gain (losses) on financial assets		138	(52)	(128)	(125)
Comprehensive loss for the period		(7,974)	(1,614)	(12,717)	(1,679)

Basic and diluted net loss per Common Share		(0.20)	(0.04)	(0.30)	(0.04)

Basic and diluted weighted-average number
of common shares outstanding		41,378,130	40,541,852	41,350,054	39,580,183

The accompanying notes on pages 6 to 27 form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Changes in Shareholders' Equity
For the six months ended June 30, 2011 and June 30, 2010
(Expressed in thousands of Canadian dollars)
(Unaudited)

					Accumulated
					Other
			Contributed		Comprehensive
	Share Capital	Stock Options	Surplus	Deficit	Income	Total Equity
As at January 1, 2011	188,385	5,028	283	(20,730)	847	173,813
Shares - exercise of options	4,973	(1,446)	-	-	-	3,527
Options expired	-	(44)	44	-	-	-
Private placement (note 11)	25,476	-	-	-	-	25,476
Stock-based compensation (note 11)	-	10,282	-	-	-	10,282
Other comprehensive loss	-	-	-	-	(128)	(128)
Net loss	-	-	-	(12,589)	-	(12,589)
As at June 30, 2011	218,834	13,820	327	(33,319)	719	200,381

As at January 1, 2010	117,428	7,012	126	(24,053)	173	100,686
Shares - prospectus financing	62,708	-	-	-	-	62,708
Shares - exercise of stock options	553	(175)	-	-	-	378
Options expired	-	(157)	157	-	-	-
Value of priors years options vested	-	122	-	-	-	122
Other comprehensive loss	-	-	-	-	(125)	(125)
Net loss	-	-	-	(1,554)	-	(1,554)
As at June 30, 2010	180,689	6,802	283	(25,607)	48	162,215

The accompanying notes on pages 6 to 27 form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)
(Unaudited)

	Six months ended June 30
	2011	2010 (Note 17)
Operating Activities
Net loss	(12,589)	(1,554)
Items not affecting cash:
Unrealized loss on convertible debenture	341	-
Stock-based compensation	10,282	122
Accretion of convertible debenture	(47)	-
Accretion of reclamation liabilities	13	34
Amortization	16	18
Deferred income taxes	(8)	47
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	2,198	(172)
Accounts payable and accrued liabilities	2,433	(90)
Changes in income taxes payable	(44)	(49)
Net cash provided by (used in) operating activities	2,595	(1,644)

Investing Activities
Mineral interests	(16,620)	(9,392)
Short-term investments	(29,590)	(39,948)
Long-term guaranteed investments	11,000	(11,000)
Proceeds from disposal of property and equipment	6	-
Net cash used in investing activities	(35,204)	(60,340)

Financing Activities
Issue of share capital	32,916	63,086
Net increase (decrease) in cash during the period	307	1,102
Cash and cash equivalents, beginning of period	1,044	285
Cash and cash equivalents, end of period	1,351	1,387

The accompanying notes on pages 6 to 27 form an integral part of these consolidated financial statements.

SEABRIDGE GOLD INC.
Notes to the Condensed Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2011 and June 30, 2010
(Unaudited)

1.	Reporting entity

Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (the “Parent”) and its subsidiaries and is a development stage company engaged in the acquisition and exploration of gold properties located in North America.  The Company was incorporated under the laws of British Columbia, Canada on September 4, 1979 and continued under the laws of Canada on October 31, 2002.  Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the NYSE AMEX Equities exchange under the symbol “SA”.   The Company is domiciled in Canada, the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

2.	Statement of compliance and basis of presentation

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in the 2011 condensed consolidated interim financial statements. In these financial statements, the term "Canadian GAAP" refers to Canadian generally accepted accounting principles before the adoption of IFRS.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) and IFRS applicable to the preparation of interim financial statements, including IFRS 1, First-time Adoption of IFRS ( “IFRS 1”). Subject to certain transition elections disclosed in Note 17, the Company has consistently applied the same accounting policies in its opening IFRS balance sheet at January 1, 2010 and throughout all periods presented, as if the policies had always been in effect. Note 17 discloses the impact of the transition to IFRS on the Company's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company's consolidated financial statements for the year ended December 31, 2010. Comparative figures for 2010 in these financial statements have been restated to give effect to these changes.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2010 annual financial statements and in consideration of the IFRS transition disclosures included in Note 17 to these financial statements and additional disclosures included herein.  They do not include all of the information required for full annual financial statements.

The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of August 11, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these condensed consolidated interim financial statements, including the transition adjustment recognized on change-over to IFRS.

3.	Significant accounting policies

The significant accounting policies used in the preparation of these condensed consolidated interim financial statements are described below.

(a)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for the revaluation of available-for-sale financial assets which are measured at fair value.

(b)	Basis of consolidation

Subsidiaries
Subsidiaries are entities over which the Company has the power, directly or indirectly, to govern the financial and operating policies of the entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible, are taken into account in the assessment of whether control exists. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on which control ceases.

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill and allocated to cash generating units. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations.

Where a business combination is achieved in stages, previously held equity interests in the acquiree are re-measured at acquisition-date fair value and any resulting gain or loss is recognized in the consolidated statement of operations.

Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will not exceed one year from the acquisition date.

(c)	Translation of foreign currencies

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s, and each of its subsidiaries, functional currency.

Foreign currency transactions are translated into Canadian dollars using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of operations.

Monetary assets and liabilities of the Company denominated in a foreign currency are translated into Canadian dollars at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average exchange rates prevailing during the period. Exchange gains and losses are included in the statement of operations for the year.

(d)	Critical accounting estimates and judgments

In applying the Company’s accounting policies in conformity with IFRSs, management is required to make judgments, estimates and assumptions about the carrying amounts of certain assets and liabilities.  These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(e)	Critical accounting judgments

The following are the critical judgments, excluding those involving estimations, that the Company have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements (refer to appropriate accounting policies for details).

-	Reclamation obligations (Note 10)
-	Review of asset carrying values and impairment charges (Note 7)

(f)	Key sources of estimation uncertainty

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policy and the key sources of estimation uncertainty are expected to be the same as those to be applied in the first annual IFRS financial statements.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year.

-	Estimation of reclamation liabilities and timing of expenditures (Note 10)
-	Valuation of stock options (Note 11)

(g)	Cash, short-term deposits and long-term guaranteed investment

Cash, short-term deposits and long-term guaranteed investment consist of balances with banks and investments in money market instruments. These investments are carried at fair value through profit or loss. Cash and cash equivalents consist of investments with maturities of up to 90 days at the date of purchase. Short-term deposits consist of investments with maturities from 91 days to one year at the date of purchase plus long-term guaranteed investments with less than one year to maturity. The long-term guaranteed investment consists of investments with a term of one to two years.

(h)	Marketable Securities

Investments in marketable securities accounted for as available for sale securities are recorded at fair value. The fair values of investments are determined based on the closing prices reported on recognized securities exchanges and over-the-counter markets. Such individual market values do not necessarily represent the realizable value of the total holding of any security, which may be more or less than that indicated by market quotations. When there has been a loss in the value of an investment in marketable securities that is determined to be other than a temporary decline, the investment is written down to recognize the loss and recorded in the statement of operations. Changes in market value of investments are recorded in other comprehensive income net of related income taxes.

(i)	Mineral interests

Mineral resource properties are carried at cost. The Company considers exploration and development costs and expenditures to have the characteristics of property, plant and equipment and, as such, the Company capitalizes all exploration costs, which include license acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs and all costs associated with exploration and evaluation activities relating to specific properties as incurred, until those properties are determined to be economically viable for mineral production. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to activities in a particular area of interest.

Once a project has been established as commercially viable and technically feasible, related development expenditure is capitalized.  This includes costs incurred in preparing the site for mining operations.  Capitalization ceases when the mine is capable of commercial operations. After the determination of economic feasibility and at the commencement of pre-production activities these deferred exploration costs will be transferred to mining properties.

The actual recovery value of capitalized expenditures for mineral properties and deferred exploration costs will be contingent upon the discovery of economically viable reserves and the Company’s financial ability at that time to fully exploit these properties or determine a suitable plan of disposition.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of exploration and evaluation assets may exceed its recoverable amount. The recoverable amount of the exploration and evaluation assets is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years.

Where a decision is made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment, reclassified to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced.

(j)	Property and equipment

Property and equipment are stated at cost, less accumulated amortization and accumulated impairment losses.  The cost of property and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset.  Amortization is provided using the straight-line method at an annual rate of 20% from the date of acquisition.  Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

(k)	Reclamation liabilities

Provisions for environmental restoration are recognized when: (i) the Company has a present legal or constructive obligation as a result of past exploration, development or production events; (ii) it is probable that an outflow of resources will be required to settle the obligation; (iii) and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Costs are estimated on the basis of a formal report and are subject to regular review.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. When estimates of obligations are revised, the present value of the changes in obligations is recorded in the period by a change in the obligation amount and a corresponding adjustment to the mineral interest asset (Note 10).

The amortization or ‘unwinding’ of the discount applied in establishing the net present value of provisions due to the passage of time is charged to the statement of operations in each accounting period.

The ultimate cost of environmental remediation is uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites. The expected timing of expenditure can also change, for example in response to changes in ore reserves or production rates. As a result there could be significant adjustments to the provisions for restoration and environmental cleanup, which would affect future financial results.

Funds on deposit with third parties to provide for reclamation costs are included in reclamation deposits on the balance sheet.

(l)	Income taxes

Income tax expense comprises current and deferred tax.  Current and deferred tax are recognized in profit or loss to the extent that it relates to a business combination or items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is measured at the rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantially enacted by the reporting date.  Deferred tax is not recognized for the following temporary differences; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill which is not deductible for tax purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency.  Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.

(m)	Stock-based compensation

The Company applies the fair value method for stock-based compensation and other stock-based payments.  The fair value of these options are valued using the Black Scholes option-pricing model and other models for the two-tiered options as may be appropriate. The grant date fair value of stock-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date (Note 11). The Company reviews estimated forfeitures of options on an ongoing basis.

(n)	Net Profit (Loss) Per Common Share

Basic profit (loss) per common share is computed based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share which assumes that stock options with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the year, or time of issue.  Stock options with an exercise price greater than the average quoted market price of the common shares are not included in the calculation of diluted profit per share as the effect is anti-dilutive.

(o)	Financial assets and liabilities

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments or available-for-sale financial assets, as appropriate.  When financial assets are recognized initially, they are measured at fair value, plus, in the case of financial assets not at fair value through profit or loss, directly attributable transaction costs.  The Company determines the classification of its financial assets at initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year end.

The Company’s financial instruments are comprised of the following:

Financial assets:	Classification:
Cash and cash equivalents	Fair value through profit or loss
Short-term deposits	Fair value through profit or loss
Amounts receivable	Loans and receivables
Marketable securities	Available for sale
Long-term guaranteed investment	Fair value through profit or loss
Convertible debenture – debt component	Loans and receivables
Convertible debenture – option component	Fair value through profit or loss
Reclamation deposits	Fair value through profit or loss

Financial liabilities:	Classification:
Accounts payable and other liabilities	Other financial liabilities

(i)	Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

(ii)	Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, do not qualify as trading assets and have not been designated as either fair value through profit or loss or available-for-sale.  After initial measurement, loans and receivables are subsequently measured at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognized in the consolidated statement of operations when the loans and receivables are derecognized or impaired, as well as through the amortization process.

(iii)	Available for sale investments

Financial assets classified as available-for-sale are measured at fair value, with changes in fair values recognized in other comprehensive income, except when there is objective evidence that the asset is impaired, at which point the cumulative loss that had been previously recognized in other comprehensive income is recognized within the consolidated statement of operations.

(iv)	Fair value:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3: Inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company’s financial assets measured at fair value, as at June 30, 2011 and December 31, 2010, which include cash and cash equivalents, short-term deposits, long-term guaranteed investment and marketable securities are classified as a Level 1 measurement.  The conversion option related to the convertible debenture is considered a Level 2 measurement.

(v)	Impairment of financial assets:

Financial assets are assessed for indicators of impairment at each financial reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(p)	Accounting standards issued but not yet applied

IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company is currently assessing the impact on its consolidated financial statements.

IFRS 7 Financial instruments - Disclosures (‘‘IFRS 7’’) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained.  The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company is currently assessing the impact on its consolidated financial statements.

IFRS 13, Fair Value Measurement was issued by the IASB on May 12, 2011. The new standard converges IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

4.	Cash and cash equivalents, short-term deposits and long-term guaranteed investment

($000’s)	June 30, 2011	December 31, 2010	January 1, 2010
Cash	1,351	1,044	285
Canadian bank guaranteed notes	59,302	29,712	9,002
Long-term guaranteed investment	-	11,000	-
	60,653	41,756	9,287
Short-term deposits	(59,302)	(29,712)	(9,002)
Long-term guaranteed investment	-	(11,000)	-
Cash and cash equivalents	1,351	1,044

Short-term deposits consist of Canadian Schedule I bank guaranteed notes with terms from 91 days up to one year but are cashable in whole or in part with interest at any time to maturity.  All of the cash is held in a Canadian Schedule I bank.

Long-term guaranteed investment held in 2010 consisted of a Canadian Schedule I bank guaranteed note with a term of two years to March 2012. It has been reclassified in 2011 to Canadian bank guaranteed note.

5.	Marketable securities

($000’s)	June 30, 2011	December 31, 2010	January 1, 2010
Marketable securities:

Available-for-sale	2,665	1,929	797

6.	Convertible debenture

The convertible debenture is made up of the following components:

 In February 2009, the Company signed a letter for an option of the Hog Ranch property to Icon Industries Ltd. (“ICON”).  The terms of the agreement required ICON to issue one million common shares to the Company, pay $500,000 on closing and to issue a further one million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange.  In April 2009, the option agreement was closed and acceptance by the TSX Venture Exchange was received.  ICON issued the first one million shares and paid the $500,000. In April 2010, the balance of the one million shares was received and the Company agreed to take back a $525,000 convertible debenture in place of the cash due. The amounts received are shown as recoveries against the cost of the mineral interest. The debenture matures in 18 months, bears interest at 5% per annum and the principal and accumulated interest is convertible into common shares of ICON at the Company’s option at $0.30 per share.  The debenture is secured by ICON’s interest in the project.

On initial recognition, the convertible debenture value, in the amount of $525,000 was allocated between the debenture receivable ($385,000) and the related conversion option ($140,000) based on the fair value of the instruments.  The fair value of the conversion option was determined using the Black-Scholes option pricing model, using the ICON share price and its historical volatility, the conversion price and the expected life of the instruments.  The carrying value of the conversion option is adjusted to fair value at each reporting period and any gain or loss is recognized in the statement of operations at that time.  Also, the debenture receivable will be accreted to the face value of the debenture over its life and the related amount will be included on the statement of operations each reporting period.

At June 30, 2011 the fair value of the conversion option was recalculated based on current parameters and resulted in a decline in fair value of $341,000 in the current six month period. The fair value of $285,500 was based on assumptions of: share price – $0.48; interest rate – 1.02%; volatility – 76%; life – 0.29 years and $113,000, on a cumulative basis, has been recorded for accretion of the debenture receivable (at December 31, 2010, the fair value of the conversion option was recalculated based on current amounts and was revalued upwards by $486,500 to $626,500 and was based on fair value assumptions of: share price – $0.61; interest rate – 1.26%; volatility – 103%; life – 0.79 years and $66,111 was recorded for accretion of the debenture receivable).

7.	Mineral interests

Mineral interest expenditures on projects are considered as exploration and evaluation.  All of the projects have been evaluated for impairment and their related costs consist of the following:

	Balance,	Net expenditures	Net expenditures	Balance,
($000’s)	December 31, 2010	Quarter 1, 2011	Quarter 2, 2011	June 30, 2011
Courageous Lake	32,028	2,323	3,610	37,961
KSM	86,782	3,809	2,695	93,286
Castle Black Rock	282	-	-	282
Grassy Mountain	4,029	62	(735)	3,356
Quartz Mountain	480	(125)	12	367
Red Mountain	2,411	9	17	2,437
Pacific Intermountain Gold	4,182	12	147	4,341
Other Nevada projects	536	-	7	543
	130,730	6,090	5,753	142,573

	Balance,	Net expenditures	Balance,
($000’s)	January 1, 2010	2010	December 31, 2010
Courageous Lake	22,404	9,624	32,028
KSM	57,875	28,907	86,782
Castle Black Rock	242	40	282
Grassy Mountain	3,900	129	4,029
Hog Ranch	680	(680)	-
Quartz Mountain	444	36	480
Red Mountain	4,683	(2,272)	2,411
Pacific Intermountain Gold	3,960	222	4,182
Other Nevada projects	484	52	536
	94,672	36,058	130,730

Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.

a)  Courageous Lake

In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited (“the Vendors”) for US$2.5 million. The Courageous Lake gold project consists of mining leases located in Northwest Territories of Canada.

In 2004, an additional property was optioned in the area.  Under the terms of the agreement, the Company paid $50,000 on closing and was required to make option payments of $50,000 on each of the first two anniversary dates and subsequently $100,000 per year.  In addition, the property may be purchased at any time for $1,250,000 with all option payments being credited against the purchase price.

b)  KSM (Kerr-Sulphurets-Mitchell)

In 2001, the Company purchased a 100% interest in contiguous claim blocks in the Skeena Mining Division, British Columbia. The vendor maintains a 1% net smelter royalty interest on the project, subject to maximum aggregate royalty payments of $4.5 million. The Company is obligated to purchase the net smelter royalty interest for the price of $4.5 million in the event that a positive feasibility study demonstrates a 10% or higher internal rate of return after tax and financing costs.

In 2002, the Company optioned the property to Noranda Inc. (which subsequently became Falconbridge Limited and then Xstrata plc.) which could earn up to a 65% interest by incurring exploration expenditures and funding the cost of a feasibility study.

In April 2006, the Company reacquired the exploration rights to the KSM property in British Columbia, Canada from Falconbridge Limited. On closing of the formal agreement in August 2006, the Company issued Falconbridge 200,000 common shares of the Company with a deemed value of $3,140,000 excluding share issue costs.  The Company also issued 2 million warrants to purchase common shares of the Company with an exercise price of $13.50 each. The 2,000,000 warrants were exercised in 2007 and proceeds of $27,000,000 were received by the Company.

In July 2009, the Company agreed to acquire various mineral claims immediately adjacent to the KSM property for further exploration and possible mine infrastructure use.  The terms of the agreement required the Company to pay $1 million in cash, issue 75,000 shares and pay advance royalties of $100,000 per year for 10 years commencing on closing of the agreement.  The property is subject to a 4.5% net smelter royalty from which the advance royalties are deductible. The purchase agreement closed in September 2009, with the payment of $1 million in cash, the issuance of 75,000 shares valued at $2,442,750 and the payment of the first year’s $100,000 advance royalty.

In February 2011, the Company acquired a 100% interest in adjacent mineral claims mainly for mine infrastructure purposes for a cash payment of $675,000, subject to a 2% net smelter returns royalty.

On June 16, 2011 the Company completed an agreement granting a third party an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for a payment equal to the lesser of C$100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. The option was conditional on the optionee subscribing for $30 million of the Company’s shares at a premium to market of 15%. The financing was completed on June 29, 2011. The 15% premium derived from the option agreement for the NSR, was determined to be $3.9 million ($3.84 per share for 1,019,000 shares) which has been recorded as a credit to mineral properties on the statement of financial position as at June 30, 2011.

c)  Castle Black Rock

The Company entered into a mining lease agreement dated August 15, 2000, and amended on August 1, 2001, with respect to mineral claims located in Esmeralda County, Nevada, USA. In 2002, the Company paid US$17,500 and in 2003, US$25,000 in advance royalties and is required to pay further advance royalties of US$25,000 each August 15 thereafter and to pay a production royalty, varying with the price of gold, of 3% to 5%, and a 3.5% royalty on gross proceeds from other metals produced. The Company has the right to purchase 50% of the production royalty for US$1.8 million.

d)  Grassy Mountain

In 2000, the Company acquired an option on a 100% interest in mineral claims located in Malheur County, Oregon, USA. During 2002, the Company paid US$50,000 in option payments. On December 23, 2002, the agreement was amended and the Company made a further option payment of US$300,000 and in March 2003 acquired the property for a payment of US$600,000.

In April 2011, the Company announced that an agreement had been reached to option the Grassy Mountain project to Calico Resources Corp. (“Calico”).  To exercise the option, Calico must issue to the Company (i) two million of its common shares following TSX Venture Exchange approval; (ii) four million of its common shares at the first anniversary, and (iii) eight million of its shares when the project has received the principal mining and environmental permits necessary for the construction and operation of a mine.  In addition, after the delivery of an National Instrument 43-101 (“NI 43-101”) compliant feasibility study on the project, Calico must either grant the Company a 10% net profits interest or pay the Company $10 million in cash, at the sole election of the Company. The Company received the first two million common shares of Calico and a value of $740,000 has been recorded as a credit to the carrying value of the mineral properties.

e)  Quartz Mountain

In 2001, the Company purchased a 100% interest in mineral claims in Lake County, Oregon. The vendor retained a 1% net smelter royalty interest on unpatented claims acquired and a 0.5% net smelter royalty interest was granted to an unrelated party as a finder’s fee.

In May 2009, the Company completed an option agreement on a peripheral portion of the Quartz Mountain property.  To earn a 50% interest in that portion of the project, the optionee must complete $500,000 in exploration expenditures by December 31, 2010 and issue 200,000 shares to the Company over the period of which 50,000 shares have been issued to December 31, 2010 and the remaining 150,000 shares were received in February 2011 with a fair value of $125,000.  The amounts received are shown as recoveries against the carrying value of the mineral interest. The optionee has the right to increase its percentage holdings to 70% by funding and completing a feasibility study within three years.

f)  Red Mountain

In 2001, the Company purchased a 100% interest in an array of assets associated with mineral claims in the Skeena Mining Division, British Columbia, together with related project data and drill core, an owned office building and a leased warehouse, various mining equipment on the project site, and a mineral exploration permit which is associated with a cash reclamation deposit of $1 million.

The Company assumed all liabilities associated with the assets acquired, including all environmental liabilities, all ongoing licensing obligations and ongoing leasehold obligations including net smelter royalty obligations on certain mineral claims ranging from 2.0% to 6.5% as well as an annual minimum royalty payment of $50,000.

g)  Pacific Intermountain Gold Corporation

During 2002, the Company and an unrelated party incorporated Pacific Intermountain Gold Corporation (“PIGCO”). The Company funded PIGCO’s share capital of $755,000 and received a 75% interest. The other party provided the exclusive use of an exploration database and received a 25% interest. In July 2004, the Company acquired the 25% interest in PIGCO which it did not own by forgiving debt of approximately $65,000 and agreeing to pay 10% of the proceeds of any sale of projects to third parties.

In June 2011, the Company announced its intention to transfer certain PIGCO properties to a newly created company called Wolfpack Gold Corp. (“Wolfpack”). Some of the properties will be optioned to Wolfpack and while others will be transferred in exchange for shares in Wolfpack.  The transaction is conditional on certain approvals and events transpiring including the listing of Wolfpack’s shares on the Toronto Stock Exchange.  It is anticipated that the deal will close in the third or fourth fiscal quarter of 2011.

h)  Noche Buena, Mexico

In April 2006, the Company acquired 100% interest in the Noche Buena gold project in the Sonora district of Mexico for US$4,350,000 in cash. In February 2008, the Company acquired the surface rights encompassing the Noche Buena property in Mexico for US$1,780,000.

In December 2008, the Company sold the project for US$25 million ($30,842,000) in cash less a commission to the Company’s agent of $2,538,000.  A further US$5 million is payable by the purchaser upon commencement of commercial production from the property and a 1.5% net smelter royalty is payable on all production of gold sold for US$800 per ounce or greater.  In connection with the sale, the Company recorded tax expense amounting to $5,593,000 (approximately 60 million Mexican pesos) to the government of Mexico as at December 31, 2008, which amounts were paid in January 2009.

 In December 2010, the Company sold its residual interests in the Noche Buena project for an amount of US$10.12 million ($10,179,708) and paid Mexican withholding taxes of $3,053,912.

8.	Reclamation deposits

Reclamation deposits at June 30, 2011 consist of bank guaranteed deposits or cash deposited with banks or with governments of $1,549,000 (December 31, 2010 - $1,550,000) and are related to the obligation to fund future reclamation costs.

9.	Accounts payable and accrued liabilities

($000’s)	June 30, 2011	December 31, 2010	January 1, 2010

Trade and other payables due to related parties	50	634	67
Other trade payables	6,095	2,414	1,077
Non-trade payables and accrued expenses	13	677	232
	6,158	3,725	1,376

10.	Provision for reclamation liabilities

($000’s)	June 30, 2011	December 31, 2010
Beginning of the period	1,938	4,347
Accretion	13	67
Adjustment	-	(2,476)
End of the period	1,951

The Company’s policy on providing for reclamation obligations is described in Note 3. Although the ultimate costs to be incurred are uncertain, the Company’s estimates are based on independent studies or agreements with the related government body for each project using current restoration standards and techniques.  The fair value of the asset retirement obligations was calculated using the total undiscounted cash flows required to settle estimated obligations and expected timing of cash flow payments required to settle the obligations between 2012 and 2020.  The discount rate used to re-measure the asset retirement obligations ranged from 1.12% and 1.55%, which excludes the effect of inflation.

11.	Shareholders’ Equity

Shareholders’ equity consists of the following:

($000’s)	June 30, 2011	December 31, 2010	January 1, 2010

Share capital	218,834	188,385	117,428
Stock options	13,820	5,028	7,012
Contributed surplus	327	283	126
Deficit	(33,319)	(20,730)	(24,053)
Accumulated other comprehensive income	719	847	173
	200,381	173,813	100,686

The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value.  No preferred shares have been issued or are outstanding on June 30, 2011 and December 31, 2010.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties that would be accretive and meaningful to the Company.  The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ended June 30, 2011.

Common share transactions were as follows:

	Shares	Amount ($000’s)
As at March 31, 2011	41,355,185	192,947
For cash, exercise of stock options	25,000	263
Value of stock options exercised	-	148
Private placement	1,019,000	25,476
As at June 30, 2011	42,399,185	218,834

	Shares	Amount ($000’s)
As at December 31, 2010	41,055,185	188,385
For cash, exercise of stock options	300,000	3,264
Value of stock options exercised	-	1,298
As at March 31, 2011	41,355,185	192,947

	Shares	Amount ($000’s)
As at January 1, 2010	37,598,685	117,428
For cash, prospectus financing (see below)	2,875,000	62,708
For cash, exercise of stock options	581,500	5,969
Value of stock options exercised	-	2,280
As at December 31, 2010	41,055,185	188,385

On June 29, 2011 the Company closed a private placement financing of 1,019,000 common shares at $29.44 per share raising gross proceeds of $30 million. The purchase price for the shares was equal to a 15% premium over the market price of the Company’s shares and provided the subscriber an option to acquire a 1.25% net smelter royalty on all gold and silver production sales from KSM for the lesser of $100 million or US$125 million. The option is exercisable for a period of 60 days following the announcement of receipt of all material approvals and permits, full project financing and certain other conditions for the KSM project. As the 15% premium was derived from the option agreement for the NSR, $3.9 million ($3.84 per share for 1,019,000 shares) has been recorded as a recovery of mineral properties on the statement of financial position as at June 30, 2011. Common shares has been credited with $26.1 million, excluding costs ($25.60 per share for 1,019,000 shares), on the statement of financial position as at the same date.  The subscriber also has an option to subscribe for an additional $18 million of shares of the Company at a price equal to a 15% premium over the then market price of the shares, and in doing so, would hold an additional option to purchase an additional 0.75% NSR on the gold and silver sales of KSM. The option to subscribe for the additional shares expires in December 2012.

On March 3, 2010, the Company closed a prospectus financing of 2,875,000 common shares at US$22.90 per share for gross proceeds of US$65,837,500 ($67,944,300). The agents received commission of 6.5% in cash or $4,416,379 and other expenses of the financing totalled $819,512.

Stock option transactions were as follows:

		Weighted-average	Value of options
	Options	exercise price	($000’s)
As at March 31, 2011	2,071,000	$23.92	6,958
Granted to employees	200,000	29.66	794
Exercised	(25,000)	10.54	(148)
Expired	(5,000)	29.75	(44)
Value of options granted in prior years	-	-	6,260
As at June 30, 2011	2,241,000	24.43	13,820

		Weighted-average	Value of options
	Options	exercise price	($000’s)
As at December 31, 2010	2,171,000	$21.67	5,028
Granted to employees	200,000	28.80	170
Exercised	(300,000)	(10.88)	(1,298)
Value of options granted in prior years	-	-	3,058
As at March 31, 2011	2,071,000	$23.92	6,958

		Weighted-average	Value of options
	Options	exercise price	($000’s)
As at January 1, 2010	1,812,500	$13.60	7,012
Granted to employees	405,000	29.75	205
Granted to directors and subject to shareholder
approval which was obtained in 2011	550,000	29.75	-
Exercised	(581,500)	(10.26)	(2,280)
Expired	(15,000)	(28.70)	(157)
Value of options granted in prior years	-	-	248
As at December 31, 2010	2,171,000	$21.67	5,028

A summary of options outstanding, their remaining life and exercise prices as at June 30, 2011 is as follows:

Options Outstanding			Options Exercisable
	Number	Remaining
Exercise price	outstanding	contractual life	Number exercisable	Exercise price
$29.60	260,000	1 year 1 months	180,000	$29.60
$26.64	30,000	1 year 8 months	30,000	$26.64
$10.54	576,000	2 years 5 months	576,000	$10.54
$21.88	25,000	2 years 8 months	25,000	$21.88
$29.75	950,000	3 years 6 months	-	$29.75
$28.80	200,000	4 years 8 months	-	$28.80
$30.42	150,000	4 years 9 months	-	$30.42
$27.39	50,000	5 years	-	$27.39
	2,241,000		811,000

The Company provides compensation to directors, employees and consultants in the form of stock options.  Pursuant to the Share Option Plan, the Board of Directors have the authority to grant options, and to establish the exercise price of the option at the time each option is granted, at a price not less than the closing price of the Common Shares on the Toronto Stock Exchange on the date of the grant of such option and for a period not exceeding five years.

Option grants to senior management and directors prior to 2008 were subject to a two-tiered vesting policy. These two-tier option grants required a certain share price above the grant date price for 10 successive days for the first third to vest, a higher share price for the second third to vest and a further higher share price for the final third to vest. Once the share price met the first test, the Company’s share price performance must have exceeded the S&P/TSX Global Gold Index by more than 20% over the preceding six months or these options would be cancelled.

The Board has granted the following two-tiered options:

Date of Grant	Number	Exercise Price	Share Price Vesting	Year Vested
January 2005	50,000	$ 4.00	$6, $9, $12	2005 and 2006
January 2006	875,000	$10.56	$15, $18, $21	2006 and 2007
August 2007	120,000	$29.60	$34, $37, $40	1/3 in 2008

The outstanding share options at June 30, 2011 expire at various dates between August 2012 and June 2016.

515,000 option grants to senior management and directors in 2008 were subject to a performance vesting condition related to a significant transaction related to one of the Company’s two major projects (KSM or Courageous Lake) or involving the acquisition of a majority interest in the Company.  Prior to 2011, the Company did not consider either a significant transaction related to one of the Company’s two major projects or the acquisition of a majority interest in the Company to be probable and therefore had not recorded any compensation costs related to these options.  During 2011, the Board of Directors has considered the June 29, 2011 private placement and option agreement with Royal Gold Inc. to satisfy the criteria of a significant transaction related to the KSM project and fully vested these options.  As a result, the Company recorded option compensation of $3.0 million in the three month and six month periods ended June 30, 2011.

550,000 options granted to directors of the Company in December 2010 subject to approval of the Company’s shareholders were approved at the annual meeting of shareholders in June 2011.  These options vest subject to either the completion of an agreement to joint venture or sell one of the Company’s two major projects (KSM or Courageous Lake) or a transaction resulting in a change of control of the Company or the Company’s shares closing on the Toronto Stock Exchange at $40 or higher for ten consecutive days.  During the three-months ended June 30, 2011, an additional 50,000 options were granted with the same vesting terms as the 550,000 options granted to directors above.

Also in the quarter, 150,000 options were granted to a member of senior management and at an exercise price of $30.42 and the vesting period has been established as 50,000 after one year and 100,000 after two years. The fair value was calculated at $17.01 and resulted in a charge to compensation costs of $283,500 in the current quarter.

Options granted in December 2010 and the first quarter of 2011 that continue to vest over time, resulted in a compensation charge of $2.2 million in the current quarter. The equivalent charge for these same options in the six month period ended June 30, 2011, resulted in a compensation charge of $4.1 million.

The fair value of the options granted is estimated on the dates of grant using a Black-Scholes option-pricing model with the following assumptions:

	2011	2010
Dividend yield	Nil	Nil
Expected volatility	65%-66%	66%
Risk free rate of return	2.4%-2.6%	2.45%
Expected life of options	5 years	5 years

12.	Corporate and administrative expenses

($000’s)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Employee expenses	210	1,267	767	1,609
Stock-based compensation	7,055	35	10,283	122
Professional fees	242	117	319	266
General and administrative	684	386	1,144	825
	8,191	1,805	12,513	2,822

13.	Interest income

($000’s)	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Interest on short-term deposits and
guaranteed long-term investment	122	132	246	172
Interest on convertible debenture	11	5	18	5
Interest on reclamation deposits	2	2	3	3
	135	139	267	180

14.	Related Party Disclosures

Compensation of directors and key management personnel:

($000’s)	Six months ended June 30,		Three months ended June 30,
	2011	2010	2011	2010
Compensation of directors:
Directors fees	96	71	43	37
Consulting fees	32	29	18	14
Stock-based compensation	2,038	-	1,429	-
	2,166	100	1,490	51

Compensation of key management personnel:
Salaries and consulting fees	816	905	437	651
Stock-based compensation	6,745	69	4,870	35
	7,561	974	5,307	686
Total remuneration of directors and key
management personnel	9,727	1,074	6,797	737

15.	Financial Instruments

The Company's financial risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk
The Company's credit risk is primarily attributable to short-term deposits, long-term guaranteed investment, convertible debenture and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. Short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. The convertible debenture may be considered to have significant risk, but is not a major component of the Company’s assets and is secured by the Hog Ranch mineral property. Financial instruments included in amounts receivable and prepaid expenses consist of harmonized sales tax due from the Federal Government of Canada. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2011, the Company had cash and cash equivalents and short term deposits balances of $60.6 million (December 31, 2010 - $30.8 million) for settling current liabilities of $6.2 million (December 31, 2010 - $3.7 million). The short-term deposits are in various guaranteed investment securities with maturities to June 2012 half of which is cashable in whole or in part with interest at any time to maturity.  All of the Company's current financial liabilities have contractual maturities of 30 days and are subject to normal trade terms.

Market Risk
(a) Interest Rate Risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.  The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.

(b) Foreign Currency Risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars.  The Company funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. In December 2008 and 2010, the Company sold the Mexican property Noche Buena at a profit which attracted income taxes payable in Mexican pesos.  The income taxes were paid in January 2009 and in December 2010 and there is no further exposure to the Mexican peso currency.  Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and therefore does not hedge its foreign exchange risk.

(c) Marketable Securities Risk
The Company has investments in other publicly listed exploration companies which are included in marketable securities.  These shares were received as part of option payments on certain exploration properties the Company owns as well as $485,000 in a gold exchange traded fund.  The risk on these investments is significant due to the nature of the business but the amounts are not significant to the Company.

Sensitivity Analysis
The Company has designated its cash and cash equivalents and short term deposits as fair value through profit or loss, which are measured at fair value. Financial instruments included in amounts receivable and prepaid expenses are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at June 30, 2011 and December 31, 2010, the fair value of the Company's financial instruments approximates their carrying values.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a year:

(i) Short term deposits are re-invested each 30 days to one year. The investments held at December 31, 2010 are one-year notes but are cashable in whole or in part with interest at any time to maturity.  Sensitivity to a plus or minus 0.25% change in rates would affect net loss by $150,000 on an annualized basis.

(ii) At June 30, 2011, the Company had net current liabilities in US dollars of approximately $40,000 (December 31, 2010 - $407,000), for which a 10% change in exchange rates, would affect net income by less than $1,000.

(iii) Price risk is remote since the Company is not a producing entity.

16.	Contingencies and Commitments

There were no significant changes in contingencies and commitments in the period ended June 30, 2011.

17.	IFRS

As stated in note 2, these are the Company’s second condensed consolidated interim financial statements prepared in accordance with IFRS. IFRS 1 sets forth guidance for the initial adoption of IFRS.  Under IFRS 1 the standards are applied retrospectively at the transitional balance sheet date with all adjustments to assets and liabilities taken to deficit, unless certain optional exemptions and mandatory exceptions are applied.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition Date”.

• To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

• To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

• To apply the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning Restoration and Similar Liabilities and therefore not retrospectively calculating the effect on property, plant and equipment and depreciation of each change that occurred each period prior to the Transition Date.

• To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition Date contain a lease based on the circumstances existing at that date. The Company has no leases.

• To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP. The Company’s Transition Date IFRS unaudited condensed consolidated statement of financial position is included as comparative information in the unaudited condensed consolidated interim statements of financial position.

a)	Provision for reclamation liabilities (asset retirement obligations and asset retirement costs)

Under Canadian GAAP, the Company was not required to record an asset retirement cost and asset retirement obligation if there was no legal obligation to reclaim a project.

Under IFRS, the Company is required to record an asset retirement cost and asset retirement obligation when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions do not include any additional obligations which are expected to arise from future disturbance.

Under IFRS, an obligation to restore certain land and sites for the effect of the Company’s disturbances to such land and sites is measured using the cost of internal resources and a discount rate that reflects the liability’s specific risks, which can be achieved by adjusting either the cash flows or the discount rate.  Under previous Canadian GAAP, this amount is determined by the cost of third party resources and requires the use of a credit-adjusted risk-free rate.  Under IFRS the asset retirement obligations are required to be recalculated at the end of each reporting date, using the current risk free rate, if the estimated future cash flows have been risk adjusted.   Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date of IFRS.  The impact on transition to IFRS, resulted in an increase to the asset retirement obligations and asset retirement costs and an increase in the deficit account.  At January 1, 2010, the mineral interests account was increased by $3,458,000 for the asset retirement costs, reclamation liabilities were increased by $2,091,000 and the deficit account was reduced by $1,367,000.  The 2010 accretion expense on reclamation liabilities, charged to the statement of operations, has been reduced by $128,000 ($32,000 per quarter).

		Retirement
Project	Retirement cost	obligation	Deficit	Reduction of accretion
($,000’s)				June 30, 2010	December 31, 2010
Red Mountain	3,140	(1,865)	(1,275)	(46)	(91)
Grassy Mountain	294	(228)	(66)	(10)	(19)
KSM	24	2	(26)	(8)	(18)
See (b) below	3,458	(2,091)	(1,367)	(64)	(128)

Effective December 2010, the Company completed an independent update of the reclamation liabilities on the Red Mountain project and as a result the present value of the liabilities was reduced by $1,108,000 under Canadian GAAP and under IFRSs a further amount of $1,368,000 was reduced for both the retirement cost and retirement obligation.

b)	Deferred income tax liabilities

The Company has certain non-monetary assets and liabilities for which the tax reporting currency is different from its functional currency.  Any translation gains or losses on the remeasurement of these items at current exchange rates versus historic exchange rates that give rise to a temporary difference is recorded as a deferred tax asset or liability.  The Company set up a deferred tax liability with a corresponding charge to deficit account in the amount of $279,000 at January 1, 2010 plus subsequent changes thereto.  Under IFRSs all deferred income tax liabilities are considered as non-current irrespective of the classification of the underlying assets and liabilities, or the expected reversal of the temporary difference.

c)	Flow-through shares

Under IFRSs, Flow-through common shares are recognized in equity based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings as eligible expenditures are incurred. The deferred tax impact is recorded as eligible expenditures are incurred, provided the Company has the intention to renounce the related tax benefits. The Company has recorded a $3,401,000 adjustment at January 1, 2010 for flow flow-through shares previously issued between 2003 and 2006 with an increase of the share capital account and an increase of the deficit account.

d)	IFRS 1 Reconciliation from Canadian GAAP to IFRS

IFRS 1 Reconciliation from Canadian GAAP to IFRS
Reconciliation of assets, liabilities and equity

(Expressed in thousands of Canadian
dollars)	As at January 1, 2010			As at June 30, 2010			As at December 31, 2010
	Canadian	Effect of		Canadian	Effect of		Canadian	Effect of
(Unaudited)	GAAP	transition	IFRS	GAAP	transition	IFRS	GAAP	transition	IFRS
Assets
Current assets	10,550	-	10,550	52,076	-	52,076	35,816	-	35,816
Long-term guaranteed investment	-	-	-	11,000	-	11,000	11,000	-	11,000
Convertible debenture	-	-	-	525	-	525	1,078	-	1,078
Mineral interests (a)	91,214	3,458	94,672	102,999	3,458	106,457	128,640	2,090	130,730
Reclamation deposits	1,552	-	1,552	1,549	-	1,549	1,550	-	1,550
Property and equipment	85	-	85	66	-	66	48	-	48
	103,401	3,458	106,859	168,215	3,458	171,673	178,132	2,090	180,222

Liabilities and Shareholders’ Equity
Current liabilities	1,410	-	1,410	4,663	-	4,663	3,769	-	3,769
Income taxes payable	137	-	137	88	-	88	78	-	78
Deferred income tax liabilities (b)	-	279	279	-	326	326	-	624	624
Provision for reclamation liabilities (a)	2,256	2,091	4,347	2,354	2,027	4,381	1,343	595	1,938
Total liabilities	3,803	2,370	6,173	7,105	2,353	9,458	5,190	1,219	6,409
Shareholders’ equity	99,598	1,088	100,686	161,110	1,105	162,215	172,942	871	173,813
	103,401	3,458	106,859	168,215	3,458	171,673	178,132	2,090	180,222

IFRS 1 Reconciliation from Canadian GAAP to IFRS
Reconciliation of consolidated statements of operations and comprehensive income

		Year ended			Six months ended			Three months ended
(Expressed in thousands of Canadian
dollars)	Note	December 31, 2010			June 30, 2010			June 30, 2010
		Canadian	Effect of		Canadian	Effect of		Canadian	Effect of
(Unaudited)		GAAP	transition	IFRS	GAAP	transition	IFRS	GAAP	transition	IFRS
Corporate and administrative expenses	12	(5,780)	-	(5,780)	(2,822)	-	(2,822)	(1,805)	-	(1,805)
Accretion on reclamation liabilities		(195)	128	(67)	(98)	64	(34)	(49)	32	(17)
Gain on sale of Noche Buena		10,180	-	10,180	-	-	-	-	-	-
Interest income		440	-	440	180	-	180	139	-	139
Unrealized gain on convertible debenture		486	-	486	-	-	-	-	-	-
Foreign exchange gains		1,160	-	1,160	1,169	-	1,169	71	-	71
Income before income taxes		6,291	128	6,419	(1,571)	64	(1,507)	(1,644)	32	(1,612)
Income tax expense		(2,751)	(345)	(3,096)	-	(47)	(47)	-	(53)	(53)
Net profit (loss) for the period		3,540	(217)	3,323	(1,571)	17	(1,554)	(1,644)	(21)	(1,665)
Other comprehensive gain (loss), net of
income taxes:
Unrecognized gain (loss) on financial
assets		674	-	674	(125)	-	(125)	(52)	-	(52)
Comprehensive income (loss) for the
period		4,214	(217)	3,997	(1,696)	17	(1,679)	(1,696)	(21)	(1,717)

Reconciliation of equity

					Other
			Contributed		comprehensive	Total
	Share capital	Stock options	surplus	Deficit	income	equity
Previous reported under Canadian GAAP -
As at December 31, 2009	114,027	7,012	126	(21,740)	173	99,598

IFRS transition adjustments:						-
Deferred income tax liability (b)	-	-	-	(279)	-	(279)
Asset retirement obligations (a)	-	-	-	1,367	-	1,367
Flow-through shares (c)	3,401	-	-	(3,401)	-	-
As at January 1, 2010	117,428	7,012	126	(24,053)	173	100,686

					Other
			Contributed		comprehensive	Total
	Share capital	Stock options	surplus	Deficit	income	equity
Previous reported under Canadian GAAP -
As at June 30, 2010	177,288	6,802	283	(23,311)	48	161,110

IFRS transition adjustments:
Deferred income tax liability (b)	-	-	-	(429)	-	(429)
Asset retirement obligations (a)	-	-	-	1,431	-	1,431
Flow-through shares (c)	3,401	-	-	(3,401)	-	-
As at June 30, 2010	180,689	6,802	283	(25,710)	48	162,112

					Other
			Contributed		comprehensive	Total
	Share capital	Stock options	surplus	Deficit	income	equity
Previous reported under Canadian GAAP -
As at December 31, 2010	184,984	5,028	283	(18,200)	847	172,942

IFRS transition adjustments:
Deferred income tax liability (b)	-	-	-	(624)	-	(624)
Asset retirement obligations (a)	-	-	-	1,495	-	1,495
Flow-through shares (c)	3,401	-	-	(3,401)	-	-
As at December 31, 2010	188,385	5,028	283	(20,730)	847	173,813